SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of January, 2004

                        PRUDENTIAL PUBLIC LIMITED COMPANY

                 (Translation of registrant's name into English)

                             LAURENCE POUNTNEY HILL,
                            LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Director Declaration announcement released on 15 January 2004




15 January 2004

Prudential plc

No of Reports in announcement: 1


Disclosure director's details - Mark Norbom


Director's details

Following the announcement on 22 December 2003 of the appointment of Mark Norbom as an executive director with effect from 1 January 2004 we hereby confirm the following as required by Listing Rules 16.4 and 6.F.2(b) to (g):

Directorships held in publicly quoted companies in the five years prior to appointment


Current Directorships

none


Former Directorships

none


There are no details to be disclosed that may otherwise have been required by paragraphs 6.F.2(b) to (g) and 16.4(a) of the Listing Rules.

Additional Information

Further to the announcement made on 6 January 2004 under Schedule 11 we can now confirm that the registered holder of the 1,250 ADRs in which Mr Norbom was interested at the date of his appointment is CEDE & Co



                                     -ENDS-


Contact name for Enquiries
Sylvia Mitchell
020 7548 3826

Company official responsible for making notification
John Price, Deputy Group Secretary
020 7548 3805





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 15 January, 2004

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  John Price

                                              John Price
                                              Deputy Group Secretary